UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 17, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                      KPN chooses Siemens as IP partner, dated December 17, 2004.

Press release

Date
December 17, 2004
Number
KPN chooses Siemens as IP partner	064pe

KPN has chosen Siemens as the strategic IP partner for its fixed network and mobile activities in the Netherlands, Belgium and Germany. The agreement entails Siemens Communications setting up a completely new IP environment for the whole of KPN, and will run for five years.

With this agreement, KPN and Siemens are laying the foundation for a new generation of communication services. These run on the basis of the ‘Internet Protocol ‘ (IP), thus allowing the once separate worlds of ‘telephone’, ‘internet’ and ‘data traffic’ to converge. This opens the way for new and improved services such as ‘Voice over IP’ (VoIP), video conferencing and instant messaging, which in time should run both over the fixed and the mobile network. Siemens Communications will develop and implement network elements and application platforms based on its Fixed-Mobile Convergence solution (based on IMS, IP Multimedia Subsystem).

“In the years ahead KPN and its customers will be entering an IP world in which communication is set to change fundamentally”, said KPN Management Board member Eelco Blok. “Siemens’ strength in fixed and mobile networks was obviously extremely important to us. After all, the added value for our customers rests primarily in what is known as converged service provision, allowing them to use the same services via their mobile phone, fixed line or PC.”

“This contract means that Siemens will deliver a complete solution. KPN has not just chosen Siemens for the technology, but also for implementation, initial operation and maintenance. We are able to bring IP services – like VoIP and video telephony – within reach of the consumer”, according to Martin van Pernis, chairman of the Board of Directors of Siemens Nederland. “This is a valuable contract for Siemens and a huge step forwards for the European market.”

KPN is already a major supplier of IP-based services to businesses in the Netherlands and abroad, such as private telephone exchanges (IP-PBX) and closed data networks between business premises at different locations (IP-VPN). As of next year, the new IP solution from Siemens will enable KPN to introduce a new generation of services for both business and private customers.

About KPN Royal Dutch Telecom

KPN offers high quality and innovative telecommunication services to both consumers and businesses. KPN’s core activities are fixed network services in the Netherlands, mobile communication in the Netherlands, Germany (E-Plus) and Belgium (BASE), and IP/data services.

At the end of the third quarter of 2004 KPN had 7.6 million fixed telephone customers, 1.6 million Internet customers and 16.5 million mobile customers.

Siemens Communications

The Siemens Communications division is a major player in the global telecommunications industry. Siemens is the only supplier in the market to offer its customers a full range of products for end users, up to and including complex network infrastructures and services for public and private networks. Siemens Communications is a trend-setting international market leader in the field of voice and data, products and services for wireless, public and private networks. Communications is the largest division within Siemens and is active in more than 160 countries worldwide. In the 2003/2004 fiscal year Siemens Communications posted international sales of 17 billion euros and employed 60,000 people.

More information about Siemens Communications can be found at:
http://www.siemens.de/communications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: December 21, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel